Exhibit 99.50

NEWS RELEASE

Gunnison Copper Reports Positive Results from Limestone Evaluation to Add New By-Product Revenue at the Gunnison Project in Southeast Arizona

96% of Analyzed Limestone Meets Industrial Specifications for Several Saleable Products, Unlocking Value for Updated PEA Expected in Q1 2026

October 23, 2025

Gunnison Copper Corp. (TSX: GCU) (OTCQB: GCUMF) (FSE: 3XS0) (“Gunnison” or the “Company”) is pleased to report positive results from its ongoing High-Value-Add Work Program evaluating the commercial potential of limestone occurring within the planned Gunnison Open Pit mine plan in southeast Arizona. The evaluation indicates that a substantial portion of the limestone, material that is currently scheduled as waste in the mine plan, is suitable for a range of industrial end-use markets, including cement, agricultural lime, and premium paper filler/paint and coatings.

“These initial results suggest a significant opportunity to unlock value from material previously categorized as waste, with potential to supply cement, agricultural lime, and premium filler markets,” said Roland Goodgame, SVP Business Development. “As part of our High-Value-Add Work Program, this limestone evaluation could enhance project economics by diversifying revenue and reducing waste handling, and we intend to integrate these findings into our updated PEA expected in Q1 2026, with PFS work already underway.”

Limestone Evaluation Highlights:

●	Sampling Basis: Historical drill holes NSD-40, NSD-41, and NSD-43 were reviewed. Whole-rock analysis (XRF and ICP-MS) was completed on 883 feet of limestone core, representing ~39% of the total logged limestone in these holes.
●	Industrial Suitability: Approximately 96% of the analyzed material met indicative thresholds for cement and agricultural lime applications, averaging >96% calcite and >55% CaO.
●	Premium Applications: Approximately 21% of the analyzed material met indicative thresholds for premium paper filler/coating and high-brightness paint/coatings applications, averaging >97% calcite and ~56% CaO.
●	Scale of Opportunity: The current mine plan schedules approximately 224 million tons of limestone as waste over the contemplated 16-year mine life. Based on the representativeness of these intersections and visual similarity of non-assayed intervals, the Company believes the proportion of commercially suitable material could increase following further analysis.

Context and Methodology:

●	The limestone evaluation forms one pillar of Gunnison’s broader High-Value-Add Work Program, which also includes mineral sorting (See initial results announced September 15th, 2025), metallurgical optimization, and mine plan refinements intended to improve recoveries, lower operating costs, and enhance head grades.
●	Whole-rock (XRF/ICP-MS) data were used to approximate industrial suitability; final product qualification for specific end-uses will require additional specification-driven testing (e.g., brightness/whiteness, abrasiveness, particle size distribution, deleterious elements, and pilot-scale processing where applicable).

Next Steps:

●	Expand sampling coverage beyond the initial 883 feet to improve statistical confidence across the planned open pit area.
●	Conduct specification-based test work (e.g., brightness/whiteness indices, deleterious screening, grindability) aligned to cement, ag-lime, and premium filler/paint product standards.
●	Advance mine plan and materials-handling trade-offs (selective mining, in-pit stockpiling, on-site sizing) to define practical pathways to market.
●	Evaluate logistics, permitting, and commercialization options, including potential marketing partnerships and offtake discussions, for incorporation into the updated PEA (Q1 2026) and the PFS scope.

All drill holes have been drilled using diamond drill rigs to generate HQ sized core. Whole core was sent to independent laboratory ALS Global in Reno, Nevada for Wholerock analysis including major, minor and trace elements. Pulps and sample rejects are stored by Gunnison for future reference.

ABOUT GUNNISON COPPER

Gunnison Copper Corp. is a multi-asset pure-play copper developer and producer that controls the Cochise Mining District (the district), containing 12 known deposits within an 8 km economic radius, in the Southern Arizona Copper Belt.

Its flagship asset, the Gunnison Copper Project, has a Measured and Indicated Mineral Resource containing over 831.6 million tons with a total copper grade of 0.31% (Measured Mineral Resource of 191.3 million tons at 0.37% and Indicated Mineral Resource of 640.2 million tons at 0.29%), and a preliminary economic assessment (“PEA”) yielding robust economics including an NPV8% of $1.3Billion, IRR of 20.9%, and payback period of 4.1 years. It is being developed as a conventional operation with open pit mining, heap leach, and SX/EW refinery to produce finished copper cathode on-site with direct rail link.

The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. In addition, Gunnison’s Johnson Camp Asset, which is now in production, is fully funded by Nuton LLC, a Rio Tinto Venture, with a production capacity of up to 25 million lbs of finished copper cathode annually. Other significant deposits controlled by Gunnison in the district, with potential to be economic satellite feeder deposits for Gunnison Project infrastructure, include Strong and Harris, South Star, and eight other deposits.

For additional information on the Gunnison Project, including the PEA and mineral resource estimate, please refer to the Company’s technical report entitled “Gunnison Project NI 43-101 Technical Report Preliminary Economic Assessment” dated effective November 1, 2024 and available on SEDAR+ at www.sedarplus.ca.

Roland Goodgame, Senior Vice President Business Development of the Company is a Qualified Person as defined by NI 43-101. Dr. Goodgame has reviewed and is responsible for the technical information contained in this news release.

Dr. Goodgame has verified the data disclosed in this news release, including the assay and test data underlying the information or opinions contained in this news release. Dr. Goodgame verified the data disclosed in this news release by reviewing imported and sorted assay data; checking the performance of blank samples and certified reference materials; and reviewing grade calculation formulas. Dr. Goodgame detected no significant QA/QC issues during review of the data and is not aware of any sampling, recovery or other factors that could materially affect the accuracy or reliability of the data referred to in this news release.

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For more information on Gunnison, please visit our website at www.GunnisonCopper.com

For further information regarding this press release, please contact:

Gunnison Copper Corp.

Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, 85018

Melissa Mackie

T: 647.533.4536

E: info@GunnisonCopper.com

www.GunnisonCopper.com

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” concerning anticipated developments and events that may occur in the future. Forward looking information contained in this news release includes, but is not limited to, statements with respect to: (i) the intention to deploy the Nuton® technology at the Johnson Camp mine and future production therefrom; (ii) the continued funding of the stage 2 work program by Nuton; (iii) the details and expected results of the stage two work program; (iv) timelines for future production and production capacity from the Company’s mineral projects; (v) that a substantial portion of the limestone, material that is currently scheduled as waste in the mine plan, is suitable for a range of industrial end-use markets; (vi) that there is a significant opportunity to unlock value from material previously categorized as waste; (vii) enhancement of project economics by diversifying revenue and reducing waste handling; (viii) that the Company believes the proportion of commercially suitable material could increase(ix) plans for an update to the preliminary economic assessment and planned pre-feasibility study; (x) the results of the preliminary economic assessment on the Gunnison Project; and (xi) the exploration and development of the Company’s mineral projects.

In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, Nuton will continue to fund the stage 2 work program, the availability of financing to continue as a going concern and implement the Company’s operational plans, the estimation of mineral resources, the realization of resource estimates, copper and other metal prices, the timing and amount of future development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs (including the price of acid), the availability of labour, material and acid supply, receipt of and compliance with necessary regulatory approvals and permits, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to the Company not obtaining adequate financing to continue operations, Nuton failing to continue to fund the stage 2 work program, the breach of debt covenants, risks inherent in the construction and operation of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not be sustained at the Gunnison Copper Project, risks related to the delay in approval of work plans, variations in mineral resources and reserves, grade or recovery rates, risks relating to the ability to access infrastructure, risks relating to changes in copper and other commodity prices and the worldwide demand for and supply of copper and related products, risks related to increased competition in the market for copper and related products, risks related to current global financial conditions, risks related to current global financial conditions on the Company’s business, uncertainties inherent in the estimation of mineral resources, access and supply risks, risks related to the ability to access acid supply on commercially reasonable terms, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the construction or mining process, regulatory risks including the risk that permits may not be obtained in a timely fashion or at all, financing, capitalization and liquidity risks, risks related to disputes concerning property titles and interests, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s reports and filings with applicable Canadian securities regulators.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

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